Exhibit 3(i)(2)

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1. Name of corporation: Fuel Centers, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

FIRST. The name of this corporation is Fellows Energy, Ltd.

FOURTH. The total number of shares of capital stock which this corporation shall have authority to issue is one hundred twenty-five million (125,000,000) with a par value of $.001 per share amounting to $125,000.00. One hundred million (100,000,000) of those shares are Common Stock and twenty-five million (25,000,000) of those shares are Preferred Stock. Each share of Common Stock shall entitle the holder thereof to one vote, in person or by proxy, on any matter on which action of the stockholders of this corporation is sought. The holders of shares of Preferred Stock shall have no right to vote such shares, except (i) determined by the Board of Directors of this corporation in accordance with the provisions of Section (3) of ARTICLE FIFTH of these Articles of Incorporation, or (ii) as otherwise provided by the Nevada General Corporation Law, as amended from time to time.

FOURTEENTH. Any action required to be taken or which may be taken at any annual or special meeting of stockholders of this corporation may be taken without a meeting, and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically permitted.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 59%. *

4.	Effective date of filing (optional):
(must not be later than 90 days after the certificate is filed)

5.	Officer Signature (required):	/s/ Illegible

*	If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.